UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

HIGH WIRE NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53461	81-5055489
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3 COLUMBUS CIRCLE, FLOOR 15
NEW YORK, NEW YORK 10019
(Address of principal executive offices)

(800) 434-1012
(Registrant's telephone number)

Copies to:

Brian Higley, Esq.
Business Legal Advisors, LLC
brian@businesslegaladvisor.com

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being furnished on or about March 11, 2026 to all of the stockholders of record at the close of business on March 3, 2026 of the common stock of High Wire Networks, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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INTRODUCTION

You are receiving this Information Statement to inform the shareholders of High Wire Networks, Inc. (the "Company") of a change in control of the Company and a change in the majority of the board of directors of the Company (the "Board") which occurred pursuant to that certain Securities Exchange Agreement dated March 3, 2026 (the "Agreement") by and among the Company, Thoth Aerospace Inc., a New York corporation ("Thoth"), Mark W. Porter, the former sole officer and director of the Company ("Porter"), and Dennis O'Leary, the sole shareholder of Thoth (the "Selling Shareholder").

CHANGE IN CONTROL

Pursuant to the terms of the Agreement, effective March 3, 2026 (the "Effective Time"), the Selling Shareholder, who owned all of the issued and outstanding securities of Thoth, transferred all of the Thoth securities to the Company in exchange for the issuance by the Company of 16,597,353 shares of the Company's common stock, par value $0.00001 per share (the "Common Stock"), representing 80% of the issued and outstanding capital stock of the Company on a fully diluted basis immediately after the Closing (the "Shares"). The number of shares of Common Stock issued to the Selling Shareholder was calculated pursuant to the following formula:

Shares = (Target Percentage × Total Outstanding Shares) ÷ (1 - Target Percentage)

where Target Percentage equals 80% and Total Outstanding Shares means all issued and outstanding shares of Common Stock plus all shares issuable upon exercise or conversion of options, warrants, convertible securities and other rights, whether or not then exercisable or vested, on a fully diluted basis immediately prior to the issuance of the shares to the Selling Shareholder.

In addition, at the Effective Time, Mark W. Porter sold 1,000 shares of the Company's Series B Preferred Stock (constituting all of the shares of Series B Preferred Stock issued and outstanding and representing voting control of the Company) to the Selling Shareholder for $1.00.

Upon completion of the issuance of the Shares and the sale of the Series B Preferred Stock, the Selling Shareholder owned 16,597,353 shares of Common Stock, or 80% of the issued and outstanding capital stock of the Company on a fully diluted basis, and 1,000 shares of Series B Preferred Stock, which resulted in a change of control of the Company. As a result of the transaction, Thoth became a wholly-owned subsidiary of the Company.

In connection with the Agreement, effective March 3, 2026, Mark W. Porter resigned from all officer and director positions held with the Company, and Dennis M. O'Leary was appointed as the Company's Chief Executive Officer and as a director of the Company effective March 3, 2026.

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DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding Porter, the Company's former sole executive officer and director, and Mr. O'Leary who was appointed as the sole director and executive officer of the Company at the Effective Time.

Each member of the Company's board of directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Name	Age	Position
Dennis M. O'Leary	63	Chief Executive Officer and Director

Dennis M. O'Leary

Mr. O'Leary was appointed to serve as the Company's Chief Executive Officer and as a director of the Company effective March 3, 2026. Mr. O'Leary, age 62, is the sole shareholder of Thoth and served as Chief Executive Officer of Thoth prior to the acquisition by the Company.

Mr. O'Leary is a serial entrepreneur with significant international experience having founded Sulu Electric Power and Light Corp (Philippines), a firm with expertise in utility scale power generation and solar energy. In 2010, Mr. O'Leary co-founded DarkPulse Technologies Inc., a wholly-owned subsidiary of DarkPulse, Inc., which is developing specialized devices that monitor activities along national borders and provide structural health and safety monitoring of oil and gas pipelines. He holds extensive start-up experience including multiple exit strategies.

Mr. O'Leary currently serves as Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer of DarkPulse, Inc., a position he has held since April 2018. Mr. O'Leary is an Ambassador for the Province of New Brunswick, Canada, and a Research Member of the NATO Science and Technology Organization. He has served as a member of the Board at Arizona State University's School of Engineering, Global Resolve as Chair of the Impact Committee.

His previous employment includes the NYPD where he worked as a member of the Manhattan North Tactical Narcotics Team, which prosecuted establishments involved in the illegal distribution of narcotics. He was a member of a joint taskforce working with the DEA and USINS in the execution of warrants related to narcotics trafficking. While at the NYPD, he was assigned to the Department of Justice as a member of the FBI's investigative team with internal designation C14. He is a licensed private pilot with turbine experience.

The Company believes that Mr. O'Leary's extensive entrepreneurial experience, particularly in technology and start-up ventures, as well as his leadership of a publicly-traded company, makes him well qualified to serve as the Company's Chief Executive Officer and as a director.

Mark W. Porter

Mr. Porter served as the Company's sole officer and director and was a holder of shares of the Company's Series B Preferred Stock prior to the Effective Time. Mr. Porter had served as an officer, director, and consultant to the Company since approximately 2019. Effective March 3, 2026, in connection with the transactions described above, Mark W. Porter resigned from all officer and director positions held with the Company.

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Board of Directors Committees

Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The functions customarily performed by such committees are performed by the Company's sole director.

Communications with Directors

Stockholders may communicate with the Company's directors by directing the communication in care of Mr. O'Leary, Chief Executive Officer, at the address set forth on the front page of this Information Statement.

Director Independence

Mr. O'Leary, our current director, is not independent as defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To the Company's knowledge, the Company's sole director and executive officer has not been involved in any of the following events during the past ten years:

1.	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
4.	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;
5.	the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
6.	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings.

Based solely on our review of the copies of such forms available to the Company following the recent change in control, the Company is not aware of any failures by its officers, directors, and greater than 10% beneficial owners to file on a timely basis reports required by Section 16(a) of the Exchange Act during the fiscal year ended December 31, 2025. However, due to the recent change in control and management, the Company's current management has not completed a comprehensive review of all Section 16(a) filings for the prior fiscal year.

Board Leadership Structure and Role in Risk Oversight

Due to the small size and early stage of the Company following the transaction, we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. Currently, Mr. O'Leary serves as our sole director and Chief Executive Officer.

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EXECUTIVE COMPENSATION

Smaller Reporting Company

High Wire Networks, Inc. qualifies as a "smaller reporting company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934, and has elected to comply with certain scaled disclosure requirements available to smaller reporting companies.

Summary Compensation Table

The Company's current management assumed control on March 3, 2026 and is in the process of reviewing and compiling compensation information for the Named Executive Officers for fiscal years 2024 and 2025. Complete executive compensation disclosure, including the Summary Compensation Table, will be provided in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Dennis M. O'Leary was appointed Chief Executive Officer on March 3, 2026 and received no compensation from the Company during 2025 or 2024.

Additional Compensation Matters

Current management assumed control on March 3, 2026 and is in the process of reviewing Company records to determine:

•	The material terms of any employment, consulting, or compensation arrangements with Mr. Porter during 2024 and 2025;
•	Whether there were any outstanding equity awards held by executive officers as of December 31, 2025; and
•	Other compensation-related matters for the prior fiscal year.

Any material information will be disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2025. The Company is aware of certain promissory notes and claims that were settled pursuant to the Global Settlement and Mutual Release Agreement described below under 'Certain Relationships and Related Transactions.

The Company does not currently have any written employment agreements with Mr. O'Leary. Compensation arrangements for Mr. O'Leary's service as Chief Executive Officer are under consideration by the Board. Mr. O'Leary does not hold any equity awards from the Company.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director during the fiscal year ended December 31, 2025. Current management is reviewing whether there were other arrangements with prior directors, and any material information will be disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2025. The Company has no standard arrangement to compensate directors and intends to review and consider future proposals regarding board compensation.

Mr. O'Leary was appointed as a director on March 3, 2026 and received no compensation from the Company during the fiscal year ended December 31, 2025.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Global Settlement and Mutual Release Agreement

In connection with the Agreement, the Company, Thoth, the Selling Shareholder, and Mark W. Porter entered into a Global Settlement and Mutual Release Agreement dated as of March 3, 2026 (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Company agreed to pay Mark W. Porter an aggregate settlement amount of $150,000 in full and final settlement of all amounts claimed to be owed by the Company to Mr. Porter, including amounts under certain promissory notes, unpaid compensation, and other claims. The settlement amount is payable in installments equal to 5% of the gross proceeds received by the Company from each draw under a post-Closing registered equity line of credit, if and when such draws occur, until the settlement amount is paid in full.

Upon execution of the Settlement Agreement, all promissory notes and related instruments held by Mr. Porter were deemed satisfied, cancelled and extinguished in full, and the parties exchanged mutual releases.

Acquisition of Thoth Aerospace Inc.

On March 3, 2026, the Company completed the acquisition of all of the issued and outstanding securities of Thoth pursuant to the Agreement. As a result of the transaction, Thoth became a wholly-owned subsidiary of the Company.

Thoth is a New York corporation. The authorized capitalization of Thoth consists of 1,000,000 shares of common stock, 1,000,000 of which were issued and outstanding prior to the transaction. Prior to the transaction, all of the issued and outstanding securities of Thoth were held by the Selling Shareholder, Dennis M. O'Leary, who is now the Company's Chief Executive Officer and sole director.

The aggregate consideration paid by the Company for the Thoth securities consisted of the issuance of 16,597,353 shares of Common Stock to the Selling Shareholder, representing 80% of the issued and outstanding capital stock of the Company on a fully diluted basis immediately after the Closing.

Sale of Series B Preferred Stock

At the Effective Time, Mark W. Porter sold 1,000 shares of the Company's Series B Preferred Stock to the Selling Shareholder for $1.00. These 1,000 shares constituted all of the shares of Series B Preferred Stock issued and outstanding and represented voting control of the Company.

Relationships with Dennis M. O'Leary

There are no family relationships between Mr. O'Leary and any director or executive officer of the Company. There are no arrangements or understandings between Mr. O'Leary and any other person pursuant to which Mr. O'Leary was appointed as an officer or director of the Company, other than as described in this Information Statement. Other than as described above, there are no transactions between Mr. O'Leary and the Company that would be reportable under Item 404(a) of Regulation S-K.

Other than the foregoing, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company's outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction that has occurred during the past fiscal year, or in any proposed transaction, which has materially affected or will affect the Company.

Review, Approval or Ratification of Transactions with Related Persons

Although we have adopted a Code of Ethics, we rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person's immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 3, 2026, at the Effective Time, with respect to the beneficial ownership of the Company's outstanding common stock by:

•	each director;
•	each person known by us to own beneficially 5% or more of our common stock;
•	each officer named in the summary compensation table above; and
•	all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of March 3, 2026. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated below, to the best of our knowledge each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner is c/o High Wire Networks, Inc., 3 Columbus Circle, Floor 15, New York, New York 10019.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
Directors and Executive Officers:
Dennis M. O'Leary (2)	16,597,353	80.0%
All directors and executive officers as a group (1 person)	16,597,353	80.0%

5% Shareholders:
Dennis M. O'Leary (2)	16,597,353	80.0%

(1) Percentage is based upon 20,746,691 shares of common stock outstanding on a fully diluted basis as of the Effective Time (March 3, 2026).

(2) Represents shares held by Mr. O'Leary as the Selling Shareholder in the transaction described above. Mr. O'Leary also holds 1,000 shares of Series B Preferred Stock of the Company, which were purchased from Mark W. Porter for $1.00 at the Effective Time. The Series B Preferred Stock represents voting control of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

HIGH WIRE NETWORKS, INC.

Dated: March 11, 2026

By: /s/ Dennis M. O’Leary________________
Name: Dennis M. O'Leary
Title: Chief Executive Officer

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